Exhibit 5.1

[Goodwin Procter Letterhead]

March 30, 2005

DOV Pharmaceutical, Inc.
Continental Plaza
433 Hackensack Avenue
Hackensack, New Jersey 07601

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

We are counsel to DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), in connection with the registration for resale of $80,000,000 aggregate principal amount of the Company’s 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”) and shares of the Company’s common stock, par value $.0001 per share (the “Shares”), issuable upon conversion of the Debentures, pursuant to the Registration Statement on Form S-3 (the “Registration Statement”) to which a copy of this opinion is attached as an exhibit.

As such counsel, we have examined the corporate records of the Company including: the Fourth Amended and Restated Certificate of Incorporation of the Company, as amended; the Amended and Restated By-Laws of the Company, as amended; minutes of meetings of its Board of Directors; such records of corporate proceedings as we deemed material; the Indenture, dated as of December 22, 2004 (the “Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”); and such other documents as we have deemed necessary as a basis for the opinions herein expressed.

We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic, that all copies of documents submitted to us conform to the originals, and that the Debentures have been duly authenticated by the Trustee as provided in the Indenture. We also assume all requisite steps will be taken to comply with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and applicable requirements of state laws regulating the offer and sale of securities. We express no opinion as to the ability of the holders of the Debentures or Shares to collect any interest on the obligations of the Company to the extent such interest would constitute a penalty.

We are attorneys admitted to practice in the Commonwealth of Massachusetts and the State of New York. We express no opinion as to the laws of any jurisdiction other than the laws of the United States of America, the Commonwealth of Massachusetts, the State of New York and the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution), and also express no opinion with respect to the blue sky or securities laws of any state.

Based upon the foregoing, and having regard for such legal considerations as we deemed relevant, we are of the opinion that the Debentures have been duly authorized by the Company and constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditor rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Exhibit 5.1

We are also of the opinion that the Shares issuable upon conversion of the Debentures, when issued and delivered in accordance with the terms of the Indenture, will be validly issued, fully paid and non-assessable.

This opinion is given as of the date first set forth above, and we assume no obligation to update this opinion after the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP